EXHIBIT 4.3

SUMMARY OF THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the special line of credit that was provided to the Bank by the Bank of Israel were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the credit line are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

o    The credit line will be in effect until no later than July 31, 2008.

o The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

o The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

o The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

o Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

o Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

In the letter of the Governor of the Bank of Israel dated October 30, 2005 it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

The decision of the Ministerial Committee for Social and Economic Affairs from October 10, 2005 provides as follows:

1) The Government is responsible for the repayment of the credit line as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

2) If at the end of the plan there remains an unpaid balance of the line of credit, the Government will repay the balance to the Bank of Israel until July 31, 2008. The Government has noted before it that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit will be assigned in its favor (the Bank created a floating lien in favor of the Bank of Israel in a debenture dated November 14, 2002, which was amended on December 29, 2005). It is our understanding that the Government's assuming responsibility for the repayment of the balance of the special line of credit does not derogate from our primary obligation to repay the outstanding balance to the Bank of Israel.

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The utilized balance of the special line of credit from the Bank of Israel (not including interest accrued but not yet charged) as at December 31, 2005 was NIS 1,028 million, compared with NIS 1,389 million as at December 31, 2004. The utilized balance as at December 31, 2005 is lower by NIS 77 million than the credit line amount that was set for that date for the Bank in the updated credit line decline forecast and by NIS 1,172 million than the original amount of the credit line.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate" which were charged by the Bank of Israel from August 2002 until July 29, 2003 (the date the Ministerial Committee for Social and Economic Affairs first approved the Bank's "Run-Off" plan), in the total amount of NIS 72 million. Even though the Governor of the Bank of Israel has to date refused the Bank's request on this matter, the Bank continues to insist on receiving credit for this interest.